Contact

www.linkedin.com/in/anand-butani
(LinkedIn)

Top Skills

Artificial Intelligence (AI)
Product Management
Start-up Consulting

Anand Butani

Machine Learning | Data Science | AI | Healthtech | Manufacturing
Irvine, California, United States

Summary

I've worked in manufacturing, healthcare, financial technology (fintech), mortgages and lending, machine learning, subscription-based services, and eCommerce. As a product leader, I am accountable for the entire process, which includes customer research, strategy development, and driving outcome-driven roadmaps. I'll use this data to initiate conversations with product designers and UI/UX designers in order to develop wireframes and prototypes for customer testing.

As a product manager and software engineer, I understand how to bring both sides together for in-depth technical discussions. I am an intellectually curious, goal-oriented individual with diverse consulting experience who is driven to move quickly.

What I've built:
- Enterprise-level AI/ML products for forecasting, segmentation, prediction, and generation.
- Enterprise Resource Planning (ERP)
- Challenger banks, expense management systems, and card issuing
- Machine learning applications using natural language processing (NLP) and computer vision
- HIPAA & FDA-compliant software systems
- Business/Robotic Process Automations (BPA/RPA)
- eCommerce subscription & marketing automation platforms

Experience

Syllaby
Product & Engineering
March 2023 - Present (1 year 1 month)
Los Angeles, California, United States

Dell Technologies
Sr Principal AI/ML Product Manager
March 2022 - March 2023 (1 year 1 month)

Finfare
Senior Director of AI/ML Product Management
October 2021 - March 2022 (6 months)

DADVENTURES
Senior Product Manager
August 2019 - October 2021 (2 years 3 months)

serviceMob, Inc.
Technical Product Consultant
October 2020 - June 2021 (9 months)
Irvine, California, United States

Topflight Apps
Machine Learning Product Manager
December 2019 - May 2021 (1 year 6 months)

Clarifai
Machine Learning Engineer
June 2019 - May 2021 (2 years)

TrialJoin
Software Engineering Manager
September 2015 - August 2019 (4 years)

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Education

California State University, Fullerton